

HARD FAITH FILMS

SHOOTING HEROIN

THE FEATURE FILM



FIGHT FOR THE HEART OF AMERICA

AN INTRODUCTION

THIS MOVIE IS GOING TO MAKE AN IMPACT.
This isn't just another movie, but it is the movie for to-day and the climate surrounding the Opioid Epidemic facing the country.

"SHOOTING HEROIN"
Has real traction and an immediate visceral response to readers of the screenplay. We are sure that this will be a movie that audiences will be compelled to see to connect what is happening in the news and in their homes to a story that addresses the multiple facets of this emotionally charged epidemic.

Anyone who sees this movie will continue to think about the events in this narrative feature film for weeks after. This isn't a story that you can leave be-hind in the theater. There will be a word of mouth and grassroots engagement that will spread.

REVIEW OF STORY BY "WE-SCREENPLAY"
PROFESSIONAL INDUSTRY COVERAGE:

Given the topical nature of the story, and the fact that (unfortunately) most people know at least one person affected by the opioid epidemic, there is a dark relateability to the storytelling. Additionally, the story's refusal to present any type of easy-out for the climax helps it feel more realistic and impactful.

Vigilante justice in the face of a seemingly unbeatable wave of crime and pain has been a popular topic in cinematic storytelling since the medium's inception. Due to this, there is an inherent marketability to the type of story we are telling.



EPIDEMIC

QUICK FACTS AND STATISTICS ON THIS CRISIS:

● On average, 115 Americans die every day from an opioid overdose (CDC, 2017)

● Opioids Are Now Responsible for 1 in 5 Deaths Among Young Adults (Time Magazine, 2016)

● President Donald Trump makes the Opioid Epidemic a National Emergency (White House, 2017)

This story is based on real events with a fictional ending that very well could become a reality. Something has to be done to stop the spread of opioids. This epidemic doesn't discriminate and none of us have to look far to see the carnage in our midst.

Drug addition and Opioids are ravaging America. Hundreds of thousands of Americans have lost their lives to drug abuse, and it will only get worse unless action is taken. This cautionary tale is a call to action for us all to unite to save the heart of America.

THE TEAM

HOLLYWOOD INDUSTRY

OUR TEAM WILL WORK TO MAKE THIS FILM
A MAJOR MOTION PICTURE RELEASE
FOR YOUR FINANCIAL INVESTMENT SUCCESS

  

SPENCER T FOLMAR
DIRECTOR, WRITER, PRODUCER

Producer Guild of America Member Folmar's theatrical debut, "Generational Sins," has spurred a national debate surrounding the interplay of faith and film. FOX, The Hollywood Reporter, Deadline, Washington Times, CBN, Christian Post, and more have all joined the conversation about the film's release. During his post-graduate academic career, Folmar attended NYU for his MFA in film and also received his masters in theology from Reformed Theological Seminary.

MARK JOSEPH
CO PRODUCER / MARKETER

Joseph is a producer and author. He is currently producing the feature films Reagan, Tolkien & Lewis, Max Rose, and Silence Patton. He previously produced the film Doonby and has worked in the development and/or marketing of 40 films including The Chronicles of Narnia, Ray, Holes, I Am David, Because of Winn Dixie, Son of God, Little Boy and others. His label Bully! Pulpit Records partnered with Nettwerk Music Group.

BRANDON RILEY
LINE PRODUCER

Riley started out in the entertainment industry working as an Assistant Director and later joined the DGA. With a vast knowledge of how a set operates and functions, Brandon has since gone on to line produce features and TV projects. He has a passion for problem solving and is an invaluable team player. A graduate of the University of North Texas with a degree in Film and Philosophy, Brandon brings a wealth of creativity, passion and experience to any set.



HARD FAITH FILMS

www.HARDFAITH.com

THE COMPANY

We recently trademarked the term "Hard Faith" in order to express what we feel is missing in filmmaking: an alternative way between "faith-based films" which are heavy on God-content made for religious audiences and mainstream films which are entertaining but often not bold enough to talk about the significance of God and the importance of faith in our lives.

We don't want to make either mistake, but instead seek to make films that acknowledge both the realities that God exists and life is hard.

Hard Faith, is an invitation to honest storytelling about brokenness and hope. Faith is hard, and often after going through a life of suffering we develop a resilient and, yes, Hard Faith that can accept very imperfect lives and people with grace.

THIS IS
SHOW BUSINESS
NOT
SHOW - SHOW

MAKING A FEATURE FILM



01

Development & Pre-Production

DEVELOPMENT
There are many facets to pre-production, particularly the development of a plan to maximize our story and distribution strategies. Development is finishing up after a lot of research and investigation has been completed. Now pre-production for "Shooting Heroin" will begin soon once the rest of our financing is secured.

PRE-PRODUCTION
In order to maximize our tax credits and recover a portion of the budget immediately, the vast majority of filming is set to take place in rural Pennsylvania. (See tax incentives in our Investment Structure Breakdown for more detail.) We are beginning to reach out to talent and crew to plan our shooting schedule in Pennsylvania this year.

02

Principal Photography

FILMING & PRODUCTION
This is when all the hard work of preparation comes together. The set is ready, locations secured, crew hired and key heads of production on location weeks leading up to the first day of Principal Photography.

We are planning on a rather lean and efficient schedule of 15 days filming, 3 weeks of preparation, and 1 week of wrapping set.

We pull insurance plans to cover acts of God and anything else that could go wrong on set while shooting this movie. We plan many months in advance so that while on set things go as smoothly as possible and we can give our talent as much time as possible to make the scenes real for you.

03

Post-Production & Distribution

POST PRODUCTION
Editing will take place simultaneous to production days, thereby maximizing our time in the field and ensuring a timely cut of the film—less than two months after wrap. Mixing, scoring, and mastering our film will then take place in preparation for distribution.

DISTRIBUTION
Distribution is the final stage; however, we've been positioning ourselves for success in talking to distributors now, in order to secure a solid distribution deal during production. In fact, we will be pursuing pre-sale market even before production wraps.

FIGHT FOR THE HEART OF AMERICA

WE NEED THIS STORY NOW



A FASCINATING, UNFLINCHING STORY ABOUT THE RAVAGES OF THE HEROIN EPIDEMIC ON A SMALL RUST-BELT TOWN IN PENNSYLVANIA AND THE TOWNS-FOLK WHO DECIDE TO TAKE MATTERS INTO THEIR OWN HANDS."

- TYLER GREENE,
WGA WEST

A small town community comes together to exterminate the heroin epidemic by whatever means necessary.

The heroin/opioid epidemic is a crisis destroying small town America and our youth. One small town has had enough, and they will do whatever it takes to eliminate heroin from its community by whatever means necessary. "Shooting Heroin" is a fascinating, unflinching story about the ravages of the Heroin epidemic on a small rust-belt town in Pennsylvania and the townsfolk who decide to take matters into their own hands.

A ragtag team of locals come together to form the first volunteer drug task force to confront this epidemic head-on. The team consists of: Adam, who just moved back to town after serving overseas in the Armed Services and is shocked at how much his hometown has changed since he last lived there; Hazel who is now on a crusade after she lost both of her sons in 12 hours to heroin overdoses travels from school to school to persuade students not to experiment with drugs; Edward, who works down at the local prison as a guard and sees the legal consequences of the dealers and users of illicit drugs. The local police officer, Bob, has a few hundred miles of jurisdiction and over ten thousand souls under his care and he is more than happy to have other residents trying to stop the bleeding.

The team starts off optimistic and full of hope that if they work with the community, the schools, and the area leaders that things may turnaround and overdoses might level off. Adam is frustrated by the loss of his own brother to a heroin overdose and lacks the patience to let a change in thinking take its course. The power goes to Adam's head, and Officer Bob is forced to let him go. Adam now teams up with all the locals who are most frustrated and enraged at the lack of progress in stopping the spread of drugs in the community that he finds a renegade group who will take the law into their own hands as judge, jury and prosecutor.



CHARACTERS & POTENTIAL CASTING

There are many fleshed out and compelling characters to attract top talent to this story.









The movie opens up on Paul, a resident of a rural town fed up with the daily scourge of heroin overdoses and crimes ravaging his community. He takes a shotgun, and exacts his own form of justice on a local dealer.

The murder incites an awakening of a desire for citizen-led push back against the town's dealers. Three people affected by the town's heroin epidemic come together to decide to fight against it. Hazel, a mother who lost two sons to the drug in just 24 hours. Adam, a former addict and father whose brother recently OD'd after a long fight with heroin. And Edward, a local prison guard with his own grudges to hold against the heroin scourge.

The trio convinces Officer Bob, to make them honorary deputies – a citizen task force to fight off heroin access in the town. However, the power quickly goes to their heads. They begin threatening those entering town. Adam goes down his own dark revenge journey. The whole community becomes fueled by a need and lust for revenge as the situation gets entirely out of hand.

THE NUMBERS

ROAD TO SUCCESS

EVERY NEW FEATURE FILM IS COMPARABLE TO STARTING
A NEW COMPANY
WE PUT ALL THE ELEMENTS IN PLACE FOR
EVERYONE TO PROFIT

PROJECTED ROI

Once we have our actors attached to the film, we will have solid figures based on their proven draw. But an estimate, based on securing named talent and the success of similar films, will be at a minimum triple the initial budget. We feel that our core audience will push us beyond that conservative estimate.

RISK FACTORS

As with all films, there is no guarantee of an ROI. There are many factors that play into this, including star power, season of release, strength of distribution deals and effectiveness of our marketing and PR; however, our team has worked to mitigate the risk associated with most films. These would include securing proven and marketable star talent, hiring a well-seasoned cinematographer to ensure the look of the film does not feel independent, strategically forming relationships with the right industry contacts and starting the marketing process before our film goes into pre-production.

We feel a personal responsibility to our investors to do everything in our power to not only frame the project in the best creative way, but to also keep in mind our distribution goals through every step of the process in order to give this project the best possible chance for returns.

STRUCTURE

The movie production is broken into two halves. The first is the production company at 50% and the second is the investor portion at 50%. The budget allows for 20 shares or units of $50,000. Individuals or businesses may invest in one or more units. After payments of any incurred debts or balances, all revenue goes to investors on a pro rata basis until they receive 110% of their original investment. After 110% recoupment, the remaining "net profit" is split 50/50 between the investors and the production company. The 50% production company split consists of percentages given to the director, producers, actors, and other participants pre-determined by the production company.





THE BUDGET BREAKDOWN

We have worked with our line producer and other industry veterans to get our budget for our movie as accurate as possible.

** For a more detailed budget breakdown please inquire.*

PRODUCTION	COST	POST	COST
CASTING	610,000	EDITING	145,000
PRODUCERS	45,000	FX / COLOR	118,000
TRAVEL	60,000	SFX / MASTERING	125,000
ART DESIGN	97,000	KEY ART	55,000
PRODUCTION CREW	120,000	PRINT & ADS	625,000
		TOTAL	2,000,000

COMPARABLE FILMS

Four feature films we would compare with “Shooting Heroin” for comparative financial analysis:


GUY PEARCE CARRIE-ANNE MOSS JOE PANTOLIANO
MEMENTO

Revenge and low budget independent film about searching to find family.

BUDGET: $5 MIL
GROSS: $40 MIL


GET OUT
JORDAN PEELE
IN CINEMAS MARCH 17

Cultural topic tackling race tension in a small town community in a fresh way.

BUDGET: $5 MIL
GROSS: $255 MIL


KURT RUSSELL VAL KILMER
JUSTICE IS COMING
TOMBSTONE

A group of brothers move to a small town, but are forced to confront corruption and fight back.

BUDGET: $25 MIL
GROSS: $57 MIL


IF THEY HEAR YOU,
THEY HUNT YOU
EMILY BLUNT
JOHN KRASINSKI
A QUIET PLACE
APRIL 6

A family will do whatever it takes to survive a world that has dangers lurking in the shadows.

BUDGET: $17 MIL
GROSS: $325 MIL



FOLLOW THE MONEY

THE ROAD TO GREEN

The cost of "Shooting Heroin" is $2 million. This cost is comprehensive, including all pre-production costs for writers, producers, directors, and actors, and all post-production costs to edit the film and to add music and sound. There is a budget included herein.

Before production has even begun, Hard Faith Films has reached out to multiple distribution partners to distribute the films to movie theaters around the country. The distributor creates virtual prints of the movie and supplies copies to the theatres. Our budget also includes some of the associated costs of creating the film trailers and marketing materials (posters, standees, co-promotions, etc.) to the theaters, and pays for TV, radio, web, and other advertising in each market. This is known as the Prints and Advertising costs (P&A.)

Almost every movie ticket sold at the box office in the United States is tracked by a computer database that reports results overnight. Every Monday, the distributor settles the box office report with each theater exhibiting the film. On average, the split between the distributor and the exhibitor is 50/50 based upon the contract that is executed between the parties. The funds that the distributor receives from the theaters are known as Gross-Box Office Rentals. From that amount, the distributor deducts its distribution fee which ranges from approximately 20% to 25%, as well as its Prints and Advertising costs.

In addition to the US Box Office rentals, the distributor will release the film for home entertainment (DVD & VOD) sales and rentals, television (pay TV and broadcast), and foreign sales (mostly DVD sales and rentals). The investors receive revenue from all these sources, as well as from ancillary publishing, licensing, merchandising, and Internet distribution.

Depending on the contracts executed with the actors, the production company may pay bonuses to certain cast members based on the Gross Box Office Receipts. This may be done in order to hire better known actors who are willing to work on an independent film for a reduced fee to keep the costs manageable to the production company, but whose attachment brings better box office performance. In addition, there may be a profit sharing arrangement with the producers, director, and writers, as well as the actors, musicians, and other performers, based on the overall financial success of the film. These payments are usually a small percentage of the net operating revenue and capped at a certain amount, and are reflected in the projected net operating model herein.



CONTROLLING DISTRIBUTION & EVER-GREEN PROFITS

Our team has produced over 20 films, and through that experience we have learned a few lessons along the way.

Our team is very active in the distribution realm of how to make a movie profitable. We attend the major film markets (American Film Market in particular, which is the largest in the world), festivals, and industry events to stay up to date on the latest trends.

Today more than ever before in cinematic history there are more platforms and avenues to distribute content. We utilize all forms of distribution both domestically in the United States but also worldwide.

We pride ourselves in having relationships with most of the major distributors, as well as the new innovative and lean companies that can exponentially provide more return for smaller marketing spends. One of our partners is a company called Veritas Films that is becoming a formidable force in the market place for independent distribution and we have a first-look deal for all our Hard Faith productions.

Our team and partners are dedicated to making this film a cultural phenomenon that is both engaging with audiences and lucrative to our investors.

TARGET AUDIENCES

WE BELIEVE THIS FILM HAS A STRONG

ACTIVATED AUDIENCE READY TO GO TO THE MOVIES



  

WORLD NEWS CAUSE FILM

Unfortunately there is no end is sight to the Opioid Epidemic. Some areas of the country are actually getting worse. This phenomenon is talked about from the White House, international news outlets, and our local news channels. There will come a time when audiences are tired of Heroin Epidemic films but we have the advantage of being first to market and have a unique, real story to tell.

EVERYONE KNOWS SOMEONE AFFECTED

There is usually only one degree of separation to knowing someone or a family member, friend, or colleague that has been devastated by this issue. Those blessed to not be personally touched by this movie, are still curious about how this topic became headline news. Our film covers some of the many issues surrounding this epidemic and takes an educated and researched look into reality.

MILLENNIALS, GEN-Z + GEN-X AUDIENCES

New generations are looking for authenticity and raw storytelling that isn't afraid of dealing with the dark realities of life. A majority of films and television shows coming out today have a dark and serious setting but often leave the audience without hope. We have an opportunity to reach the next generation and give hope in what often appears to be an overwhelmingly dark world.

DIRECTOR'S STATEMENT

STORY INTERRUPTS

I was in the middle of making another movie when the story of "Shooting Heroin" broke into my life's trajectory. I was visiting my hometown in Central Pennsylvania for Christmas last year when I was confronted by the devastation of the Opioid Epidemic that has struck in America. Where I was raised is not unique from many small towns and the heart of this country where illicit and deadly drug use is on the rise. Here are some shocking facts that have opened my eyes to this crisis:

- On average, 115 Americans die every day from an opioid overdose (CDC, 2017)
- Opioids Are Now Responsible for 1 in 5 Deaths Among Young Adults (Time Magazine, 2016)
- President Donald Trump makes the Opioid Epidemic a National Emergency (White House, 2017)

While visiting home for the holidays I heard countless heart breaking stories of families and lives devastated by this epidemic. This film is about a small town community that comes together to confront their feelings of frustration, rage, and loss over the effects of this phenomenon in our country. This is a movie of hope in the idea of taking responsibility for our own towns, families, and ourselves.

I haven't lived in Pennsylvania for many years, but it is still home. I cannot stand by and watch so many friends and members of my community be taken over by this epidemic. This movie is a call to all of America to reach out to those suffering or under the weight of addiction in our own lives. It is a call to action but with a commitment to all individual's well being no matter what the cost. This story is based on real events with a fictional ending that very well could become a reality if nothing continues to be done to stop the spread of opioids. This epidemic doesn't discriminate and none of us have to look far to see the carnage in our midst.

Drug addition and Opioids are ravaging America. Hundreds of thousands of Americans have lost their lives to drug abuse, and it will only get worse unless action is taken. This cautionary tale is a call to action for us all to unite to save the heart of America.

Sincerely,

SPENCER T. FOLMAR
Writer & Director
Hard Faith Films

For more information on the Opioid Epidemic please visit CDC.gov


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